Exhibit 99.1

InMode Reports Second Quarter 2023 Financial Results; Record Quarterly Revenue of $136.1M
Represents 20% Year-Over-Year Growth

YOKNEAM, Israel, July 27, 2023- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights:

●
Record quarterly revenue of $136.1 million, an increase of 20% compared to the second quarter of 2022. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 81% of quarterly revenues, while 9% came from InMode’s hands-free platforms and 10% from InMode’s traditional laser and non-invasive RF platforms.

●	Record GAAP net income of $55.7 million, compared to $44.0 million in the second quarter of 2022; *non-GAAP net income of $62.2 million, compared to $50.4 million in the second quarter of 2022.

●	Record GAAP diluted earnings per share of $0.65, compared to $0.52 in the second quarter of 2022; *non-GAAP diluted earnings per share of $0.72, compared to $0.59 in the second quarter of 2022.

●	Record quarterly revenues from consumables and service of $21.6 million, an increase of 44% compared to the second quarter of 2022.

●	Total cash position of $629.4 million as of June 30, 2023, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2023	Q2 2022
Revenues	$136,081	$113,547
Gross Margins	84%	83%
Net Income	$55,729	$44,048
Earnings per Diluted Share	$0.65	$0.52
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2023	Q2 2022
Gross Margins	84%	84%
Net Income	$62,234	$50,401
Earnings per Diluted Share	$0.72	$0.59

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Management Comments

“We are pleased to report a record quarter with revenue of $136.1 million, as sales from our platforms and disposables were the strongest they’ve ever been,” said Moshe Mizrahy, Chairman and Chief Executive Officer. “Our commitment to innovation supports our growth and leads to a solid brand recognition within the aesthetics industry.”

Shakil Lakhani, President of InMode North America, commented, “Once again, we saw an increase in consumable and platform sales in the second quarter. Revenue from consumables and service for the second quarter grew nearly 44% year-over-year and reached a record level.”

“InMode’s Envision platform, which offers a full periorbital treatment, continued to perform well in Q2, as we gained market traction stemming from the soft launch in Canada last year,” said Dr. Spero Theodorou, Chief Medical Officer.

Second Quarter 2023 Financial Results

Total revenues for the second quarter of 2023 reached $136.1 million, an increase of 20% compared to the second quarter of 2022.

“We are happy to deliver another strong quarter, with record revenue and EPS in Q2,” said Yair Malca, Chief Financial Officer. “Our significant international sales growth reached a record level of $49.5 million, and along with the expanded use of InMode’s platforms, we were able to increase our full-year guidance.”

GAAP gross margin for the second quarter of 2023 was 84% compared to a gross margin of 83% 2022. *Non-GAAP gross margin for the second quarter of 2023 and 2022 was 84%.

GAAP operating margin for the second quarter of 2023 was 42%, compared to an operating margin of 43% in the second quarter of 2022. *Non-GAAP operating margin for the second quarter of 2023 was 47% compared to 49% for the second quarter of 2022. This slight decrease was primarily attributable to higher sales and marketing expenses, mainly because of the addition of new sales representatives, higher travel expenses, as well as investment in direct-to-consumer advertising campaigns and hosting in-person events to support the company's growth projections.

InMode reported GAAP net income of $55.7 million, or $0.65 per diluted share, in the second quarter of 2023, compared to $44.0 million, or $0.52 per diluted share, in the second quarter of 2022. On a *non-GAAP basis, InMode reported net income of $62.2 million, or $0.72 per diluted share, in the second quarter of 2023, compared to $50.4 million, or $0.59 per diluted share, in the second quarter of 2022.

2023 Financial Outlook

Management provided an outlook for the full year of 2023 ending December 31, 2023. Based on current estimates, management expects:

●	Revenue between $530 million and $540 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $238 million and $243 million

●	*Non-GAAP earnings per diluted share between $2.62 and $2.66

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, July 27, 2023, at 8:30 a.m. Eastern Time to discuss the second quarter 2023 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10180180/f9c680d37c.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=hAHIxqyf
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from July 27, 2023, at 12 p.m. Eastern Time to Aug 10, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 3384563

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2023 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
REVENUES	136,081	113,547	242,155	199,468
COST OF REVENUES	22,054	18,946	40,308	33,718
GROSS PROFIT	114,027	94,601	201,847	165,750
OPERATING EXPENSES:
Research and development	3,567	3,183	6,669	5,998
Sales and marketing	51,059	39,653	92,772	70,502
General and administrative	2,392	2,562	4,400	5,039
TOTAL OPERATING EXPENSES	57,018	45,398	103,841	81,539
INCOME FROM OPERATIONS	57,009	49,203	98,006	84,211
Finance income (expense), net	4,445	(918)	7,734	(539)
INCOME BEFORE TAXES	61,454	48,285	105,740	83,672
INCOME TAXES	5,725	4,237	9,506	8,649
NET INCOME	55,729	44,048	96,234	75,023

NET INCOME PER SHARE:
Basic	0.67	0.54	1.16	0.91
Diluted	0.65	0.52	1.12	0.88
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,405	82,216	83,280	82,590
Diluted	85,650	84,663	85,579	85,236

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2023	December 31, 2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	159,855	97,540
Marketable securities	400,464	374,589
Short-term bank deposits	69,094	75,254
Accounts receivable, net of allowance for doubtful accounts	32,568	26,997
Other receivables	18,656	15,094
Inventories	38,568	39,897
TOTAL CURRENT ASSETS	719,205	629,371
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for doubtful accounts	3,871	3,973
Deferred income tax asset, net	2,350	3,094
Operating lease right-of-use assets	5,595	5,073
Property and equipment, net	2,463	2,298
Other investments	600	600
TOTAL NON-CURRENT ASSETS	14,879	15,038
TOTAL ASSETS	734,084	644,409
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,295	16,242
Contract liabilities	11,098	13,798
Other liabilities	36,340	51,980
TOTAL CURRENT LIABILITIES	60,733	82,020
NON-CURRENT LIABILITIES:
Contract liabilities	3,038	3,959
Other liabilities	533	303
Operating lease liabilities	3,622	3,509
TOTAL NON-CURRENT LIABILITIES	7,193	7,771
TOTAL LIABILITIES	67,926	89,791

TOTAL SHAREHOLDERS’ EQUITY	666,158	554,618
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	734,084	644,409

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	55,729	44,048	96,234	75,023
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	184	155	372	293
Share-based compensation expenses	6,505	6,353	10,714	9,447
Allowance for doubtful accounts	261	142	239	352
Loss on marketable securities, net	-	23	-	37
Finance expenses (income), net	(1,197)	851	(2,709)	941
Deferred income taxes, net	43	169	62	147
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,949)	(8,247)	(5,708)	(4,294)
Increase in other receivables	(3,791)	(398)	(4,020)	(1,593)
Decrease (increase) in inventories	2,243	(4,660)	1,329	(8,734)
Increase (decrease) in accounts payable	1,308	2,292	(2,947)	3,054
Increase (decrease) in other liabilities	7,211	4,105	(15,832)	(770)
Increase (decrease) in contract liabilities	(7,547)	2,148	(3,621)	4,931
Net cash provided by operating activities	53,000	46,981	74,113	78,834
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(100,000)	(22,500)	(106,000)	(45,611)
Proceeds from short-term deposits	106,500	23,000	112,500	43,000
Purchase of fixed assets	(194)	(561)	(535)	(860)
Purchase of marketable securities	(54,190)	(17,545)	(172,542)	(38,754)
Proceeds from sale of marketable securities	-	1,008	-	2,002
Proceeds from maturity of marketable securities	60,891	14,224	152,028	25,157
Net cash provided by (used in) investing activities	13,007	(2,374)	(14,549)	(15,066)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	-	-	(42,637)
Exercise of options	827	204	2,500	365
Net cash provided by (used in) financing activities	827	204	2,500	(42,272)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	60	(1,077)	251	(1,228)
NET INCREASE IN CASH AND CASH EQUIVALENTS	66,894	43,734	62,315	20,268

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	92,961	44,670	97,540	68,136
CASH AND CASH EQUIVALENTS AT END OF PERIOD	159,855	88,404	159,855	88,404

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,					Six months ended June 30,
	2023			2022		2023		2022
Revenues by Category:

Capital Equipment revenues - United States	73,828	54%	62,960	56%	123,579	51%	107,720	54%
Capital Equipment revenues - International	40,635	30%	35,560	31%	77,008	32%	62,743	31%
Total Capital Equipment revenues	114,463	84%	98,520	87%	200,587	83%	170,463	85%
Consumables and service revenues	21,618	16%	15,027	13%	41,568	17%	29,005	15%
Total Net Revenue	136,081	100%	113,547	100%	242,155	100%	199,468	100%

	Three months ended June 30,						Six months ended June 30,
	2023			2022			2023			2022
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	86	73	81	84	74	80	88	74	83	84	72	79
Hands-Free	11	6	9	14	5	11	10	6	8	13	6	11
Non-Invasive	3	21	10	2	21	9	2	20	9	3	22	10
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2023			Three months ended June 30, 2022
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	136,081	-	136,081	113,547	-	113,547
COST OF REVENUES	22,054	(547)	21,507	18,946	(496)	18,450
GROSS PROFIT	114,027	547	114,574	94,601	496	95,097
OPERATING EXPENSES:
Research and development	3,567	(757)	2,810	3,183	(866)	2,317
Sales and marketing	51,059	(4,731)	46,328	39,653	(4,459)	35,194
General and administrative	2,392	(470)	1,922	2,562	(532)	2,030
TOTAL OPERATING EXPENSES	57,018	(5,958)	51,060	45,398	(5,857)	39,541
INCOME FROM OPERATIONS	57,009	6,505	63,514	49,203	6,353	55,556
Finance income (expense), net	4,445	-	4,445	(918)	-	(918)
INCOME BEFORE TAXES	61,454	6,505	67,959	48,285	6,353	54,638
INCOME TAXES	5,725	-	5,725	4,237	-	4,237
NET INCOME	55,729	6,505	62,234	44,048	6,353	50,401

NET INCOME PER SHARE:
Basic	0.67		0.75	0.54		0.61
Diluted	0.65		0.72	0.52		0.59
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,405		83,405	82,216		82,216
Diluted	85,650		86,243	84,663		85,366

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Six months ended June 30, 2023			Six months ended June 30, 2022
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	242,155	-	242,155	199,468	-	199,468
COST OF REVENUES	40,308	(901)	39,407	33,718	(810)	32,908
GROSS PROFIT	201,847	901	202,748	165,750	810	166,560
OPERATING EXPENSES:
Research and development	6,669	(1,258)	5,411	5,998	(1,391)	4,607
Sales and marketing	92,772	(7,769)	85,003	70,502	(6,354)	64,148
General and administrative	4,400	(786)	3,614	5,039	(892)	4,147
TOTAL OPERATING EXPENSES	103,841	(9,813)	94,028	81,539	(8,637)	72,902
INCOME FROM OPERATIONS	98,006	10,714	108,720	84,211	9,447	93,658
Finance income (expense),net	7,734	-	7,734	(539)	-	(539)
INCOME BEFORE TAXES	105,740	10,714	116,454	83,672	9,447	93,119
INCOME TAXES	9,506	-	9,506	8,649	-	8,649
NET INCOME	96,234	10,714	106,948	75,023	9,447	84,470

NET INCOME PER SHARE:
Basic	1.16		1.28	0.91		1.02
Diluted	1.12		1.24	0.88		0.98
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,280		83,280	82,590		82,590
Diluted	85,579		86,062	85,236		85,786